=========== ====================================================================
SEC 1344
(7-2000)      Persons who potentially are to respond to the collection of
Previous      information contained in this form are not required to respond
versions      unless the form displays a currently valid OMB control number.
obsolete
=========== ====================================================================

                     UNITED STATES               ------------------------------
          SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                Washington, D.C. 20549           ------------------------------
                                                     OMB Number:  3235-0058
                      FORM 12b-25                ------------------------------
                                                   Expires:  January 31, 2002
              NOTIFICATION OF LATE FILING        ------------------------------
                                                 Estimated average burden hours
                                                 per response...2.50.
                                                 ------------------------------
                                                   SEC FILE NUMBER -  0-17192
                                                 ------------------------------
                                                    CUSIP NUMBER - 761331107
                                                 ------------------------------

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  September 30, 2000
                   ------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                 ----------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
RevCare, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable
Cypress Financial Services, Inc.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
5400 Orange Avenue, Suite 200
--------------------------------------------------------------------------------
City State and Zip Code
Cypress, California  90630
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
  [X] report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner, without unreasonable effort or expense, because recent changes in the Registrant's management and the acquisition of a number of companies have caused unexpected delays in the Registrant's providing the information that the Registrant's accounting firm, Arthur Andersen, required in order to complete its audit of the Registrant's financial statements. The Registrant's Board of Directors recently appointed a new Chief Financial Officer who will be assisting the Registrant's management in its review of the Registrant's annual report and the financial and accounting information to permit filing of the subject report on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


  Manuel Occiano                     (714)                      243-3351
-------------------------- ----------------------------- -----------------------
          (Name)                  (Area Code)               (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [X] Yes   [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                  RevCare, Inc.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 28, 2000           By: /s/ Manuel Occiano
                                         ---------------------------------------
                                         Manuel Occiano, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

================================================================================
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T (ss.232.13(b) of this Chapter).